August 3, 2006

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Lisa Beth Lentini
Division of Corporate Finance

Dollarama Group L.P. and Dollarama Corporation

Registration Statement on Form S-4 (Registration No. 333-134550)

Ladies and Gentlemen:

The undersigned, on behalf of Dollarama Group L.P., a limited partnership organized under the laws of Quebec, Canada, and Dollarama Corporation, a corporation organized under the laws of New Brunswick, Canada, hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the above-named Registration Statement be accelerated so that the same will become effective as of 4pm EST on Monday, August 7, 2006, or as soon as is practicable thereafter.

Sincerely,

/s/ Robert Coallier
Robert Coallier Senior Vice President, Chief Financial Officer, and Secretary

Dollarama L.P / S.E.C. 5430, rue Ferrier, Montréal, Québec, Canada H4P 1M2 / Tél.: (514) 737-1006 • Fax: (514) 737-8597